EXHIBIT 23.3

March 31, 2000


Mr. George M Savage
Executive Vice President
CalRecovery, Inc.
1850 Gateway Blvd., Suit 1060
Concord, CA 94520

Dear George:

As we discussed, EarthShell Corporation (the "Company") intends to file a Registration Statement with the Securities and Exchange Commission, which references certain information contained in the studies you have performed and identifies the studies as the source of such information. Following is the excerpt from the Registration Statement regarding the studies:

         "According to research on the performance of various formulations of the EarthShell sandwich container which we commissioned and which was performed by CalRecovery Inc., an international waste management consulting company, when crushed or broken, such EarthShell sandwich containers were shown to be biodegradable in a composting environment and observed physically to dissolve in water. As a result, we believe that EarthShell Products substantially reduce the risk to wildlife when compared to polystyrene foodservice disposables and may help mitigate litter created when consumers improperly dispose of them. In addition, EarthShell Products can be composted and, as a result, they can offer an environmentally acceptable disposal alternative not available with polystyrene packaging."

Please consent to the Company's use of this information and its identification of the studies in the Registration Statement by executing and dating this letter in the space provided below.

Sincerely,



Teasha Blackman
Executive Assistant

Agreed to and consented to this _____ day of February, 2000.
/s/ GEORGE M. SAVAGE
--------------------
George M. Savage